Exhibit 99.90

Skeena Intersects 33.82 g/t AuEq over 22.50 metres at Eskay Creek

Vancouver, BC (May 5, 2020) Skeena Resources Limited (TSX.V: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to announce final gold-silver drill results for the 4,327 metres completed so far this year from the Company’s 2020 Phase I surface drilling program at the Eskay Creek Project (“Eskay Creek”) located in the Golden Triangle of British Columbia. Four surface drill rigs were utilized for the 2020 Phase I program in the 21A, 21B and 21C Zones to infill drill and enable upgrading areas of Inferred resources to the Indicated classification. Reference images are presented at the end of this release as well as on the Company’s website.

Phase I Eskay Creek Drilling Highlights

•	32.21 g/t Au, 121 g/t Ag (33.82 g/t AuEq) over 22.50 m (SK-20-270) – 21B Zone
Including 753.00 g/t Au, 445 g/t Ag (758.93 g/t AuEq) over 0.83 m

•	5.90 g/t Au, 14 g/t Ag (6.09 g/t AuEq) over 24.55 m (SK-20-271) – 21B Zone
Including 25.60 g/t Au, 56 g/t Ag (26.35 g/t AuEq) over 1.50 m

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. Reported core lengths represent 80-100% of true widths and are supported by well-defined mineralization geometries derived from historical drilling. Grade capping of individual assays has not been applied to the Au and Ag assays informing the length weighted AuEq composites. Processing recoveries have not been applied to the AuEq calculation and are disclosed at 100%. Samples below detection limit are nulled to a value of zero.

21B Zone Continues to Demonstrate High Tenor

Infill drilling within the 21B Zone has intersected substantial high-grade mineralization as predicted and demonstrated by adjacent intercepts of 32.21 g/t Au, 121 g/t Ag (33.82 g/t AuEq) over 22.50 m, including 753.00 g/t Au, 445 g/t Ag (758.93 g/t AuEq) over 0.83 m (SK-20-270). This mineralization is hosted within the contact mudstones as well as mudstone-rhyolite breccias and improves upon the grades from the surrounding historical drill holes, including 4.94 g/t AuEq over 19.75 m (6636) and 0.73 g/t AuEq over 3.32 m and 0.88 g/t AuEq over 6.13 m (CA90-537).

Increased gold-silver tenor in the 21B Zone was established by an intersection in Phase I drilling of 5.90 g/t Au, 14 g/t Ag (6.09 g/t AuEq) over 24.55 m (SK-20-271) which is proximal to another historical intercept from a 1997 surface drill hole which averaged 3.07 g/t AuEq over 18.26 m (C97853).

The Phase I infill drill program at Eskay Creek continues to predictably confirm the grades and spatial limits of the resource model that was derived largely from the historical drilling database.

About Skeena

Skeena Resources Limited is a junior Canadian mining exploration company focused on developing prospective precious metal properties in the Golden Triangle of northwest British Columbia, Canada. The Company’s primary activities are the exploration and development of the past-producing Eskay Creek gold-silver mine. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling at Eskay Creek to advance the project to Pre-feasibility. Skeena is also exploring the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.
Walter Coles Jr.
President & CEO

Qualified Persons

Exploration activities at the Eskay Creek Project are administered on site by the Company’s Exploration Managers, Colin Russell, P.Geo. and Adrian Newton, P.Geo. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting its exploration activities on its exploration projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1kg is pulverized. Analysis for gold is by 50g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100ppm are re-analyzed using a 50g fire assay fusion with gravimetric finish. Analysis for silver is by 50g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000ppm. Samples with silver assays greater than 10,000ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-elemental geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Table 1: Eskay Creek Project 2020 Phase I length weighted drill hole gold and silver composites:

HOLE-ID	FROM (M)	TO (M)	CORE LENGTH (M)	AU (G/T)	AG (G/T)	AUEQ (G/T)	ZONE
SK-20-265	149.62	169.00	19.38	2.68	27	3.05	21B
INCLUDING	158.42	159.19	0.77	19.15	550	26.48	21B
SK-20-266	141.92	169.85	27.93	1.67	5	1.74	21B
SK-20-267						ABANDONED	21B
SK-20-268	166.00	180.00	14.00	2.01	5	2.08	21B
SK-20-269	135.00	147.96	12.96	1.12	14	1.31	21B
SK-20-269	155.00	162.50	7.50	1.55	7	1.65	21B
SK-20-270	137.00	159.50	22.50	32.21	121	33.82	21B
INCLUDING	138.00	139.00	1.00	12.35	167	14.58	21B
AND	139.00	139.50	0.50	14.35	957	27.11	21B
AND	139.50	140.50	1.00	2.64	1,375	20.97	21B
AND	150.50	151.00	0.50	13.25	8	13.36	21B
AND	151.00	152.00	1.00	18.60	31	19.01	21B
AND	153.00	154.00	1.00	24.20	58	24.97	21B
AND	154.00	154.83	0.83	753.00	445	758.93	21B
SK-20-271	147.45	172.00	24.55	5.90	14	6.09	21B
INCLUDING	159.50	160.00	0.50	11.80	17	12.03	21B
AND	160.00	161.50	1.50	10.50	8	10.61	21B
AND	163.00	164.50	1.50	20.90	95	22.17	21B
AND	164.50	166.00	1.50	25.60	56	26.35	21B
AND	169.60	170.10	0.50	11.00	<5	11.00	21B
AND	170.10	171.00	0.90	18.95	6	19.03	21B
SK-20-272						ABANDONED	21A
SK-20-273	125.16	142.50	17.34	0.64	29	1.02	21A
SK-20-274						NOT YET DRILLED
SK-20-275						NOT YET DRILLED
SK-20-276						NOT YET DRILLED
SK-20-277						NOT YET DRILLED
SK-20-278						NOT YET DRILLED
SK-20-279						NOT YET DRILLED
SK-20-280						NOT YET DRILLED
SK-20-281						NOT YET DRILLED
SK-20-282						NOT YET DRILLED
SK-20-283						NOT YET DRILLED
SK-20-284						NOT YET DRILLED
SK-20-285	138.00	148.00	10.00	2.67	11	2.82	21B
SK-20-286	149.85	157.50	7.65	3.13	6	3.20	21B
SK-20-287						ABANDONED
SK-20-288	140.50	148.40	7.90	1.32	122	2.95	21A

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. Reported core lengths represent 80-100% of true widths and are supported by well-defined mineralization geometries derived from historical drilling. Length weighted AuEq composites were constrained by geological considerations. Grade capping of individual assays has not been applied to the Au and Ag assays informing the length weighted AuEq composites. Processing recoveries have not been applied to the AuEq calculation and are disclosed at 100%. Samples below detection limit were nulled to a value of zero.

Table 2: Mine grid Phase I drill hole locations and orientations:

HOLE-ID	EASTING	NORTHING	ELEVATION	LENGTH (M)	AZIMUTH	DIP
SK-20-265	9813.4	10632.5	937.9	179.0	109.9	-60.0
SK-20-266	9813.4	10632.5	937.9	184.0	115.1	-66.0
SK-20-268	9788.9	10641.4	929.1	186.0	84.5	-59.2
SK-20-269	9789.0	10640.2	929.1	164.0	120.6	-74.1
SK-20-270	9788.4	10640.5	929.1	165.0	136.6	-73.4
SK-20-271	9828.7	10639.8	940.3	172.0	108.2	-76.7
SK-20-272	9756.4	10252.4	1010.5	5.0	151.8	-61.8
SK-20-273	9752.4	10253.9	1010.1	154.0	149.7	-74.1
SK-20-285	9842.7	10601.0	946.1	168.0	115.8	-69.2
SK-20-286	9828.3	10641.4	939.5	182.0	97.3	-68.2
SK-20-287	9753.2	10252.1	1010.2	13.6	150.2	-62.0
SK-20-288	9752.4	10253.9	1010.1	154.0	150.2	-62.0

HISTORICAL MINE DEVELOPMENT
0.7 G/T AUEQ GRADE SHELL
2020 SKEENA DRILL INTERCEPT (G/T AUEQ / METRES)
HISTORIC DRILL INTERCEPT (G/T AUEQ / METRES)
ESKAY CREEK PROJECT
21B, 21C ZONES
SECTION 10610N
10 METRE SECTION ENVELOPE
LOOKING GRID NORTH
BASALTS
CONTACT MUDSTONES
RHYOLITES
DACITES
21B ZONE
21C ZONE
PEA PIT LIMITS
100 METRES
SK-20-270:
32.21 g/t Au, 121 g/t Ag
33.82 g/t AuEq over 22.50 metres
SK-20-266:
1.67 g/t Au, 5 g/t Ag
1.74 g/t AuEq over 27.93 metres
SK-20-265:
2.68 g/t Au, 27 g/t Ag
3.05 g/t AuEq over 19.38 metres
1.77/4.89
4.98/1.91
4.34/1.71
6.26/4.15
3.06/1.04
1.68/8.38
6.02/8.36
4.29/4.81
2.97/46.92
2.39/5.45
5.65/8.84
2.06/7.22
0.73/3.32
0.75/1.54
0.88/6.13
7.51/5.20
4.94/19.75
0.79/4.19
6.82/8.32
29.86/12.78
1.91/11.92
2.17/3.18
900 mASL
800 mASL
900 mE
1000 mE